FILED VIA EDGAR

August 14, 2006

Tia L. Jenkins
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

RE: PNG Ventures, Inc. (the “Company”)
File No. 0-29735

Dear Ms. Jenkins:

Please allow this to respond to your letter dated July 27, 2006.

In accordance with your request, we have revised the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005 as follows:

1 & 2. We have revised Item 8-A to comply with your comments;

3. We have revised Exhibit 31.1 to comply with Item 601(b)(31).

We have revised, and respond to your comments, in regard to the Company’s Quarterly report on Form 10-QSB for the period ended March 31, 2006 as follows:

4. Comment:

We note your disclosure regarding the convertible promissory notes. These instruments do not appear to meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since the notes are convertible into a variable number of shares that are to be delivered upon exercise of the conversion feature. Since it appears there is no cap on the number of shares which can be issued upon exercise of the conversion feature, it appears you cannot guarantee you have a sufficient number of authorized shares for delivery. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. Accordingly, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the convertible note is an embedded derivative that you should separate from the debt host and account for at affair value under SFAS 133.

Response:

a.
PHG Ventures, Inc., has authorized 50,000,000 shares and issued 198,309. According to EITF 00-19, paragraph 19, if the number of available shares exceeds the maximum amount of shares that could be required to be delivered, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. According to the terms of the note agreement, the conversion price is “equal to the lesser of: (i) $0.51 per share or, (ii) the current “Market Price,” which shall be equal to fifty percent (50%) of the average of the three lowest closing bid prices of the Company’s common stock as reported by the principal market for the thirty trading days preceding the dated of conversion.” Over the previous year, the stock price has ranged from $0.25 to $1.50. Taking 50% of $0.25 ($0.125), 1.92 million shares would be issued upon conversion, well under the amount of available shares. Even if the share price fell to $0.01, 48 million shares would have to be issued, still falling under the number of available shares.

b.
This results in having to book the beneficial conversion as additional paid-in capital and take the expense. Using the Black Scholes model, and taking 50% of the $0.51 share price and 0.00% volatility (shares are thinly traded with a total of 28,254 traded since 11/01/2005), an expense of $249,319 needs to be booked and the same amount as additional paid-in capital.

5. We have attached the convertible promissory note agreements.

6. We have revised Exhibit 31.1 to comply with Item 601(b)(31).

For your convenience, have submitted a redline versions via Edgar Correspondence for your review.

The Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclose in a response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or questions, please do not hesitate to contact the undersigned at your convenience. Thank you.

Best Regards,

THE BAUM LAW FIRM

                        /s/ The Baum Law Firm